

December 8, 2010

Thomas Willis
Chief Executive Officer
Great Spirits, Inc.
3230 Fall Creek Highway, Suite 206
Granbury, TX 76049

> **Re: Great Spirits, Inc.**
> **Form 8-K/A**
> **Filed December 2, 2010**
> **File No. 000-52997**

Dear Mr. Willis:

We have reviewed your filing and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 5

Business Operations, page 10

1.   It is still not clear to us how the company will be able to comply with the Texas and Alabama financial requirements disclosed in this section in the future considering your reported financial results and condition. Please disclose in future filings how these requirements are impacting your ability to maintain and/or renew these licenses.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 24

2.   We note your response to comment eight in our letter dated November 5, 2010. However, since you already report the number of worksite employees in the table on page 28, in future filings please delete or revise footnote (4), which states that you do not report the number of worksite employees. We believe the number of worksite employees is material information that you should continue to disclose in future filings.

Recent Sales of Unregistered Securities, page 40

3.   We note your response to comment 13 in our letter dated November 5, 2010. However, we are unable to locate any revised disclosure regarding the relationships that investors had with the registrant and/or Hallmark in your Certain Relationships and Related Transactions section. In your response letter, explain to us what these relationships were and confirm you will disclose them in future filings. If you do not believe further disclosure is required pursuant to Item 404(d) of Regulation S-K, please explain why.

        You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

                                        Sincerely,

                                        /s/ Celeste M. Murphy

                                for   Larry Spirgel
                                        Assistant Director

cc: Richard G. Satin, Esq.
        Ruskin Moscou Faltischek, P.C.
        Via facsimile: (516) 663-6714